Celsius Holdings, Inc.
2424 North Federal Highway-Suite 208
Boca Raton, FL 33431

September 6, 2023

U.S. Securities and Exchange Commission Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C., 20549
Attention: Michael Purcell and Karina Dorin

Re: Celsius Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 1, 2023
File No. 001-34611

Dear Mr. Purcell and Ms. Dorin:

This letter is being furnished on behalf of Celsius Holdings, Inc. (the “Company,” “we,” “us” or “our”) in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated August 24, 2023, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 that was filed with the Commission on March 1, 2023 (File No. 001-34611) (the “2022 Form 10-K”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, the Company has reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the 2022 Form 10-K, as indicated.

Form 10-K for the Fiscal Year Ended December 31, 2022
General

1. We note that you provided more expansive disclosure in your August 2021 Environmental, Social, and Governance ("ESG") Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your ESG Report.

Response:

We respectfully advise the Staff that when considering whether to include climate-related information and trends in our SEC filings, we evaluate the requirements of the applicable form, our other obligations under applicable law, including the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations of the Commission. We also consider the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010) (the “2010 Guidance”) and assess the materiality of the information under consideration. In accordance with these rules and guidance, we include climate-related disclosures and risk factors in our Form 10-K filings as required, including in Item 1 and Item 1A.

The Company published its inaugural ESG Report in August 2021 to inform all stakeholders (including consumers, suppliers, communities, customers, and employees) of the Company’s sustainability, social and governance practices and priorities. In contrast to the prescribed disclosure requirements under the securities laws that are designed for investors, the ESG Report is voluntary, intended to communicate an array of ESG issues and aimed at a broad group of stakeholders interested in many varying ESG issues. Accordingly, our ESG Report, provides information beyond that considered material for investors in the context of disclosures required in an annual report on Form 10-K.

The Company respectfully advises the Staff that it will, in response to the Staff’s comment, and historical practice, continue to evaluate its climate-related disclosure in its SEC filings in the future in light of applicable Commission rules, regulations and guidance and applicable standards of materiality.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for goods that result in lower emissions than competing products;
•increased competition to develop or utilize innovative new products that result in lower emissions;
•increased demand for generation and transmission of energy from alternative energy sources; and
•any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Response:

The Company evaluates the impact of indirect climate-related risks and opportunities by tracking applicable regulations, shifting customer preferences and expectations, and technological advances in manufacturing and distribution. It collaborates with certain suppliers, co-packers and distributors with knowledge of emerging trends and that are committed to sustainability and fuel-efficiency. Further, our 2022 Form 10-K includes disclosure on the types of impacts that climate-related regulation and business trends could potentially have on the Company’s business, financial condition, and results of operations. See Part I. Item 1. Business – Compliance with Environmental Laws on page 7 and Part I. Item 1A. Risk Factors – “Global or regional catastrophic events could impact our operations and affect our ability to grow our business” as well as “Climate change and natural disasters may affect our business” on pages 11-12, and “Product safety and quality concerns, or other negative publicity (whether or not warranted) could damage our brand image and corporate reputation and may cause our business to suffer” on pages 15-16.

During the periods covered by the 2022 Form 10-K, the Company utilized third party data from sources such as Numerator, IRI, Nielsen and SPINS to understand the latest market data and consumer insights across the beverage category. The Company respectfully advises the Staff that, while the collective interaction of a broad array of macroeconomic, competitive, and consumer behavioral factors make sales trend and consumer demand analysis difficult, the Company has not identified any correlating trends that indicate that sustainability is the primary driver for purchase conversion for its customer base. That said, we recognize consumer priorities may change in the future and we will continue to monitor as we analyze customer shopping behaviors and preferences.

We recognize that our reputation and brand image could be significantly damaged if we are perceived to not live up to our commitment to sustainability. The significance of this risk is seen throughout our 2022 Form 10-K disclosures. For example, we highlight our brand image and corporate reputation as one of the key factors on which we compete (See “We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success and significant marketing and advertising could be needed to achieve and sustain brand recognition,” page 15) and note the potential reputation risk for noncompliance with laws, including environmental laws (See “Our business is subject to many regulations and noncompliance is costly,” page 15). We specifically discuss the potential reputational harm and impact on consumer preferences associated with our environmental impact and the sustainability of our operations in the risk factor on pages 15-16 (See “Product safety and quality concerns, or other negative publicity (whether or not warranted) could damage our brand image and corporate reputation and may cause our business to suffer”).

We will continue to assess climate change impacts on our business and monitor the material indirect consequences of climate-related regulation or business trends, and if they are considered reasonably likely to have a material effect on our business, financial condition or results of operations, we will disclose such consequences in future filings with the Commission as appropriate.

3. We note your disclosures on pages 15 and 16 of your Form 10-K regarding the impact of the physical effects of climate change. Discuss in greater detail the physical effects of climate change on your operations and results. This disclosure may include the following:
•severity of weather, including water availability and quality;
•quantification of material weather-related damages to your property or operations; and
•any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

Response:

During the periods covered by the 2022 Form 10-K, the Company has not experienced any material physical or operational disruptions related to the physical effects of climate change. While in the ordinary course of business, individual properties may experience severe weather conditions, such as heavy snow, drought or rainfall, and natural disasters, such as hurricanes and tornados, which may interrupt or disrupt operations, no such conditions have led to material physical damages resulting in material loss of business or operational disruption, either individually or in the aggregate for the periods covered by the 2022 Form 10-K. The Company respectfully advises the Staff that during the periods covered by the 2022 Form 10-K, the Company did not own any real property and maintained minimal physical assets on its leased properties. Our products are produced and assembled by third party beverage co-packer manufacturing plants. In the event that any of our co-packers are affected by a severe weather-related event, we believe that we have sufficient redundancies such that we would be able to obtain the services of alternative co-packers. During the periods covered by the 2022 Form 10-K, we did not experience any material disruptions to our business or material impacts on our operations in connection with any weather-related events that affected our co-packers. We believe the disclosures in our 2022 Form 10-K – including the risk factors titled “Global or regional catastrophic events could impact our operations and affect our ability to grow our business” and “Climate change and natural disasters may affect our business” on pages 11-12 and “We rely on third party co-packers to manufacture our products. If we are unable to maintain good relationships with our co-packers and/or their ability to manufacture our products becomes constrained or unavailable to us, our business could suffer.” on page 9– provide investors with sufficient information to evaluate potential areas of severe weather-related risk on our operations.

As further disclosed in our 2022 Form 10-K, our sales are seasonal, with our highest sales volumes generally occurring in the second and third quarters of the year, which correspond to the warmer months of the year in our major markets. Consumer demand for our products is also affected by weather conditions. Cool, wet spring or summer weather could result in decreased sales of our products and could have an adverse effect on our results of operations. We respectfully advise the Staff that we believe the disclosures in our 2022 Form 10-K – including in Part I. Item 1. Business - Seasonality and in the risk factor titled “Our sales are affected by seasonality” on page 15 – provide investors with sufficient information regarding the seasonality of our products.

We have not experienced material changes to the amount or availability of overall insurance coverage, or coverage specific to weather-related events during the periods covered by the 2022 Form 10-K. Pricing for the Company’s insurance program has generally increased at the rate of the broader insurance market. While the Company’s insurers currently do not break out pricing specific to weather-related risks, they have communicated that when losses are experienced, the insurance industry raises premiums and limits coverage. As noted above, the Company did not own any real property and maintains minimal physical assets. The Company’s leased properties are predominately insured by the owners, with a portion of the cost passed through to the Company. Accordingly, the Company does not currently anticipate any difficulty in obtaining property insurance in the future and at this time continues to expect that the cost of insurance will not be material to the Company's results of operations.

The Company will continue to monitor these events for future filings with the Commission, as appropriate, and update the risk factors or provide additional disclosure to the extent that the physical effects of climate change become material to us or are expected to become material to us.

4. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has not purchased or sold any carbon credits or offsets during the periods covered by the 2022 Form 10-K and through the date of this letter. The Company acknowledges the Staff’s comment and in future filings, will disclose the purchase and sale of carbon credits or offsets to the extent material to the financial statements and any material effects on the Company’s business, financial condition and results of operations.

We appreciate the Staff’s time and attention, and we hope that the foregoing has been responsive to the Staff’s comment. If you have any further questions or need any additional information, please feel free to contact me at jlanghans@celsius.com at your convenience.

Sincerely,

/s/ Jarrod Langhans

Jarrod Langhans
Chief Financial Officer

Cc: John Fieldly, Chief Executive Officer
Marcus Sandifer, General Counsel, VP of Business and Legal Affairs and Corporate Secretary
Robert W. Pommer III, Proskauer Rose LLP
Kristina Trauger, Proskauer Rose LLP